Exhibit 99.1

Kenon Notifies Investors of ZIM’s Filing of 2022 Annual Report and Publication of Q4 and
Full-Year 2022 Results, including Full-Year 2023 Guidance and Q4 2022 Dividend

Singapore, March 13, 2023. Kenon Holdings Ltd. (NYSE:KEN, TASE:KEN) (“Kenon”) announces that ZIM Integrated Shipping Services, Ltd. (“ZIM”), an Israeli global container shipping company in which Kenon has an approximately 21% interest, has filed its Annual Report on Form 20-F for the year ended December 31, 2022 (“FY22”) with the U.S. Securities and Exchange Commission (SEC), and has published its fourth quarter and full-year 2022 results. The ZIM announcement includes its full-year 2023 guidance and information about a dividend in respect of Q4 2022 declared by its board of directors. ZIM’s 2022 Annual Report on Form 20-F is expected to be available on ZIM’s website and the website of the SEC (http://www.sec.gov). These websites, and any information referenced therein, are not incorporated by reference herein.

Kenon does not undertake to notify investors of publications of ZIM results or other information published by ZIM and directs investors to ZIM’s website, and other announcements by ZIM and ZIM’s filings with and submissions to the SEC for information on ZIM and its business and results of operations including its announced dates for publication of results. All information contained in ZIM’s press release is solely information of ZIM and Kenon has not participated in the preparation of or reviewed such press release and takes no responsibility for the content of such press release.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements relating to a dividend and guidance announced by ZIM. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.